SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 HOMELIFE, INC.
                                  COMMON STOCK

                                     436938
                                 (CUSIP NUMBER)

                             4400 ROUTE 9, 2ND FLO0R
                               FREEHOLD, NJ 07728
                                 (732) 409-1212

                                 January 1, 2001
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

      TERRY A. LYLES

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 10,000 as of Filing Date; -0- as of Date of Event (does not include 50,000 options convertible into common stock)

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 10,000 as of Filing Date; -0- as of Date of Event (does not include 50,000 options convertible into common stock)

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000 as of Filing Date; -0- as of Date of Event (does not include 50,000 options convertible into common stock)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): less than 1% (as of the filing date) 0% (as of the Date of Event)

(14) Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

Homelife, Inc.
9475 Heil Avenue, Suite D
Fountain Valley, California 92708

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name: Terry A. Lyles

(b) Address:

(c) Director

(d) None.

(e) None.

(f) Citizenship. United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Terry A. Lyles, acquired the shares of Issuer from personal funds. He was given the 50,000 options as compensation for being a director of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was based on the transaction described in Item 3. above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Terry A. Lyles' securities interest in the Issuer represents less than 1% of the total issued and outstanding common shares of the Issuer (not including the 50,000 options convertible into shares of the Issuer's common stock). At the date of the reporting event, Mr. Lyles only had the 50,000 options.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 26, 2004                    Signature: /s/ Terry A. Lyles
                                                      --------------------------
                                                      TERRY A. LYLES